FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 28, 2011

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 28, 2011	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2010

Taipei, Taiwan, R.O.C., January 28, 2011 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$53,283 million for the fourth quarter of 2010 (4Q10), up by 103% year-over-year and up by 3% sequentially.  Net income for the quarter totaled NT$4,962 million, up from a net income of NT$3,450 million in 4Q09 and down from a net income of NT$5,460 million in 3Q10.  Diluted earnings per share for the quarter were NT$0.82 (or US$0.134 per ADS), compared to diluted earnings per share of NT$0.60 for 4Q09 and NT$0.91 for 3Q10.

For the full year of 2010, the Company reported net revenues of NT$188,743 million and net income of NT$18,430 million.  Diluted earnings per share for the full year of 2010 was NT$3.05 or US$0.484 per ADS.

RESULTS OF OPERATIONS

4Q10 Results Highlights – Actual Basis
●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, EMS operations, substrates sold to third parties and others(real estate sales) was NT$26,003 million, NT$5,989 million, NT$17,226 million, NT$583 million, and NT$3,482 million, respectively, and each represented approximately 49%, 11%, 32%, 1% and 7%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$41,381 million, up by 111% year-over-year and up by 2% sequentially.

-	Raw material cost totaled NT$24,338 million during the quarter, representing 46% of total net revenue, compared with NT$24,980 million and 49% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,385 million during the quarter, representing 10% of total net

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

January 28, 2011

revenue, compared with NT$5,435 million and 11% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,156 million during the quarter, up by 27% year-over-year and up by 8% sequentially.

-	Cost of real estate totaled NT$1,395 million during the quarter.

●
Total operating expenses during 4Q10 were NT$4,612 million, including NT$1,665 million in R&D and NT$2,947 million in SG&A, compared with operating expenses of NT$4,440 million in 3Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, down from 10% in 4Q09 and the same as the previous quarter.  Operating expenses of real estate totaled NT$156 million during the quarter.

●	Operating income for the quarter totaled NT$7,290 million, up from NT$6,665 million in the previous quarter. Operating margin increased to 14% in 4Q10 from 13% in 3Q10.
●	In terms of non-operating items:

-	Net interest expense was NT$316 million, up from NT$281 million a quarter ago.
-	Net foreign exchange gain of NT$137 million was primarily attributable to the depreciation of the U.S. dollar against N.T. dollar and Renminbi(“RMB”).
-	Loss on equity-method investments of NT$7 million was primarily attributable to our investment on Hung Ching Development & Construction Co. and StarChips Technology Inc.
-
Other non-operating expenses of NT$132 million were related to miscellaneous loss.  Total non-operating expenses for the quarter were NT$318 million, compared to non-operating expenses of NT$66 million for 4Q09 and non-operating expenses of NT$190 million for 3Q10.

●
Income before tax was NT$6,972 million for 4Q10, compared to NT$6,475 million in the previous quarter.  We recorded income tax expense of NT$1,777 million during the quarter, compared to NT$771 million in 3Q10.  Income tax expense of real estate totaled NT$916 million during the quarter.

●	In 4Q10, net income was NT$4,962 million, compared to net income of NT$3,450 million for 4Q09 and net income of NT$5,460 million for 3Q10.
●
Our total number of shares outstanding at the end of the quarter was 6,066,888,752, including treasury stock owned by our subsidiaries and shares bought back from the open market.  We bought back treasury stock of 37,000,000 shares from the open market during the quarter.  Our 4Q10 diluted earnings per share of NT$0.82 (or US$0.134 per ADS) were based on 6,000,986,822 weighted average number of shares outstanding in 4Q10.

4Q10 Results Highlights – IC ATM2 Basis
●
Net revenue contribution from IC packaging operations, testing operations, and substrates sold to third parties was NT$26,025 million, NT$5,994 million and NT$583 million, respectively, and each represented approximately 80%, 18% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$24,457 million, up by 25% year-over-year and down by 2% sequentially.

-	Raw material cost totaled NT$10,249 million during the quarter, representing 31% of total net revenue, compared with NT$10,801 million and 32% of total net revenue in the previous quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

January 28, 2011

-	Labor cost totaled NT$4,815 million during the quarter, representing 15% of total net revenue, compared with NT$4,889 million and 14% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,797 million during the quarter, up by 18% year-over-year and up by 8% sequentially.

●
Total operating expenses during 4Q10 were NT$3,247 million, including NT$1,264 million in R&D and NT$1,983 million in SG&A, compared with operating expenses of NT$3,213 million in 3Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, the same as the same quarter last year and up from 9% in 3Q10.

●	Operating income for the quarter totaled NT$4,898 million, down from NT$5,890 million in the previous quarter. Operating margin decreased to 15% in 4Q10 from 17% in 3Q10.

4Q10 Results Highlights of USI
●	Net revenue contribution from EMS operations was NT$17,228 million, up by 15% year-over-year and down by 1% sequentially.
●	Cost of revenues was NT$15,424 million, up by 16% year-over-year and up by 0.2% sequentially.

-	Raw material cost totaled NT$14,115 million during the quarter, representing 82% of total net revenue, compared with NT$14,191 million and 81% of total net revenue in the previous quarter.

-	Labor cost totaled NT$570 million during the quarter, representing 3% of total net revenue, compared with NT$546 million and 3% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$205 million during the quarter, down by 17% year-over-year and down by 12% sequentially.

●
Total operating expenses during 4Q10 were NT$1,154 million, including NT$401 million in R&D and NT$753 million in SG&A, compared with operating expenses of NT$1,131 million in 3Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 7%, down from 8% in 4Q09 and the same as the previous quarter.

●	Operating income for the quarter totaled NT$650 million, down from NT$968 million in the previous quarter. Operating margin was 4% in 4Q10, down by 2 percentage points from the previous quarter.

2010 Full-Year Results– Actual Basis
●
Net revenues for the full year of 2010 amounted to NT$188,743 million, up by 120% from 2009.  The revenue contribution from IC packaging operations (including module assembly), testing operations, EMS operations, substrates sold to third parties and others(real estate sales) was NT$101,071 million, NT$21,957 million, NT$59,577 million, NT$2,656 million, and NT$3,482 million, respectively, and each represented approximately 54%, 12%, 32%, 1% and 1%, respectively, of total net revenues  for the year.

●	Cost of revenues for the full year of 2010 were NT$148,264 million, compared with NT$67,444 million in 2009.

-	Raw material cost totaled NT$88,556 million during the year, representing 47% of total net revenues, compared with NT$25,536 million and 30% of total net revenues in 2009.

-	Labor cost totaled NT$20,460 million during the year, representing 11% of total net

January 28, 2011

revenues, compared with NT$12,897 million and 15% of total net revenues in 2009.

-	Depreciation, amortization and rental expenses totaled NT$18,584 million during the year, representing 10% of total net revenues, compared with NT$16,603 million and 19% of total net revenues in 2009.

●
Total operating expenses during 2010 were NT$16,482 million, including NT$6,194 million in R&D and NT$10,288 million in SG&A.  Total operating expenses as a percentage of net revenues were 9% in 2010, down from 11% in 2009.

●	Operating income for the year was NT$23,997 million, compared to operating income of NT$9,199 for the previous year. Operating margin was 13% in 2010, up from 11% in 2009.
●	Total non-operating expenses for the year were NT$1,093 million, compared to NT$811 million for 2009.
●	Income before tax was NT$22,904 million for 2010. We recognized an income tax expense of NT$3,615 million during the year.
●	In 2010, net income amounted to NT$18,430 million, compared with a net income of NT$6,744 million in 2009.
●
Our total number of shares outstanding at the end of the year was 6,066,888,752, including treasury stock owned by our subsidiaries and shares bought back from the open market.  We bought back treasury stock of 37,000,000 shares from the open market during the year.  Our diluted earnings per share for 2010 were NT$3.05 (or US$0.484 per ADS), based on 5,986,216,426 weighted average number of shares outstanding.

2010 Full-Year Results– IC ATM3 Basis
●
Net revenues for the full year of 2010 amounted to NT$125,737 million, up by 47% from 2009.  The revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$101,119 million, NT$21,962 million, and NT$2,656 million, respectively, and each represented approximately 80%, 18% and 2% respectively, of total net revenues for the year.

●	Cost of revenues for the full year of 2010 was NT$93,738 million, compared with NT$67,444 million in 2009.

-	Raw material cost totaled NT$40,214 million during the year, representing 32% of total net revenues, compared with NT$25,536 million and 30% of total net revenues in 2009.

-	Labor cost totaled NT$18,483 million during the year, representing 15% of total net revenues, compared with NT$12,897 million and 15% of total net revenues in 2009.

-	Depreciation, amortization and rental expenses totaled NT$17,363 million during the year, representing 14% of total net revenues, compared with NT$16,603 million and 19% of total net revenues in 2009.

●
Total operating expenses during 2010 were NT$12,025 million, including NT$4,702 million in R&D and NT$7,323 million in SG&A.  Total operating expenses as a percentage of net revenues were 10% in 2010, down from 11% in 2009.

●	Operating income for the year was NT$19,974 million, compared to operating income of NT$9,199 for the previous year. Operating margin was 16% in 2010, up from 11% in 2009.

3 ATM stands for Semiconductor Assembly, Testing and Material.

January 28, 2011

2010 Full-Year Results of USI
●	Net revenues contribution from EMS operations for the full year of 2010 amounted to NT$63,946 million, up by 24% from 2009.
●	Cost of revenues was NT$56,667 million, up by 24% from 2009.

-	Raw material cost totaled NT$51,921 million during the year, representing 81% of total net revenues, compared with NT$41,589 million and 81% of total net revenues in 2009.

-	Labor cost totaled NT$2,123 million during the year, representing 3% of total net revenues, compared with NT$1,701 million and 3% of total net revenues in 2009.

-	Depreciation, amortization and rental expenses totaled NT$923 million during the year, representing 1% of total net revenues, compared with NT$1,231 million and 2% of total net revenues in 2009.

●
Total operating expenses during 2010 were NT$4,489 million, including NT$1,623 million in R&D and NT$2,866 million in SG&A.  Total operating expenses as a percentage of net revenues was 7% in 2010, down from 8% in 2009.

●	Operating income for the year was NT$2,790 million, compared to operating income of NT$1,855 for the previous year. Operating margin was 4% in 2010, the same as the period in 2009.

LIQUIDITY AND CAPITAL RESOURCES OF ACTUAL BASIS
●	As of December 31, 2010, our cash and current financial assets totaled NT$25,810 million, compared to NT$29,353 million as of September 30, 2010.
●	Capital expenditures in 4Q10 totaled US$133 million, of which US$72 million was used for IC packaging, US$47 million for testing, US$11 million for EMS and US$3 million for interconnect materials.
●
For the full year 2010, we spent US$954 million for capital expenditures, including US$621 million for IC packaging, US$289 million for testing, US$32 million for EMS and US$12 million for interconnect materials.

●
As of December 31, 2010, we had total bank debt of NT$70,916 million, compared to NT$80,510 million as of September 30, 2010.  Total bank debt consisted of NT$14,738 million of revolving working capital loans, NT$3,136 million of the current portion of long-term debt, and NT$53,042 million of long-term debt.  Total unused credit lines amounted to NT$100,672 million.

●	Current ratio as of December 31, 2010 was 1.44, compared to 1.43 as of September 30, 2010. Net debt to equity ratio was 0.48 as of December 31, 2010.
●	Total number of employees was 48,901 as of December 31, 2010, compared to 29,538 as of December, 2009 and 47,952 as of September 30, 2010.

BUSINESS REVIEW

IC Packaging Services4
●	Net revenues generated from our IC packaging operations were NT$26,025 million during the quarter, up by NT$4,894 million, or 23% year-over-year, and down by NT$1,276 million, or 5% sequentially.
●	Net revenues from advanced substrate and leadframe-based packaging accounted for 83% of total IC packaging net revenues during the quarter, down by 1 percentage point from the

4 IC packaging services include module assembly services.

January 28, 2011

previous quarter.
●	Gross margin for our IC packaging operations during the quarter was 21%, the same as the same quarter last year and down by 1 percentage point from the previous quarter.
●
Capital expenditures for our IC packaging operations amounted to US$72 million during the quarter, of which US$60 million was used for wirebonding packaging capacity and US$12 million for wafer bumping and flip chip packaging equipment.

●	As of December 31, 2010, there were 10,903 wirebonders in operation. 54 wirebonders were added and 618 wirebonders were disposed of during the quarter.
●	Net revenues from flip chip packages and wafer bumping services accounted for 17% of total packaging net revenues, up by 1 percentage point from the previous quarter.

Testing Services
●	Net revenues generated from our testing operations were NT$5,994 million, up by NT$1,431 million, or 31% year-over-year, and down by NT$23 million, or 0.4%, sequentially.
●
Final testing contributed 84% to total testing net revenues, down by 1 percentage point from the previous quarter.  Wafer sort contributed 14% to total testing net revenues, up by 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,706 million, up from NT$1,414 million in 4Q09 and up from NT$1,585 million in 3Q10.
●	In 4Q10, gross margin for our testing operations was 37%, up by 2 percentage points year-over-year and down by 2 percentage points from the previous quarter.
●	Capital spending on our testing operations amounted to US$47 million during the quarter.
●	As of December 31, 2010, there were 2,191 testers in operation. 189 testers were added and 58 testers were disposed of during the quarter.

EMS Services
●	Net revenues generated from our EMS operations were NT$17,228 million, up by NT$2,258 million, or 15% year-over-year, and down by NT$258 million, or 1%, sequentially.
●
Electronics Packaging & EMS products contributed 19% to total EMS net revenues, down by 1 percentage point from the previous quarter.  Computers & Peripherals products contributed 12% to total EMS net revenues, down by 1 percentage point from the previous quarter.  Communications products contributed 43% to total EMS net revenues, up by 6 percentage points from the previous quarter.  Network Storage & Servers products contributed 8% to total EMS net revenues, down by 2 percentage points from the previous quarter.   Industrial & Automotive products contributed 18% to total EMS net revenues, down by 2 percentage points from the previous quarter.

●	In 4Q10, gross margin for our EMS operations was 11%, the same as the same quarter last year and down by one percentage point from the previous quarter.
●	Capital spending on our EMS operations amounted to US$11 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,445 million during the quarter, up by NT$148 million, or 6% year-over-year, and down by NT$224 million, or 8% from the previous quarter. Of the total output of NT$2,445 million, NT$584 million was from sales to external customers.

●	Gross margin for substrate operations was 23% during the quarter, down by 2 percentage points year-over-year and sequentially.

January 28, 2011

●	In 4Q10, our internal substrate manufacturing operations supplied 46% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 30% of our total net revenues in 4Q10, compared to 28% in 4Q09 and 28% in 3Q10.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 46% of our total net revenues during the quarter, compared to 43% in 4Q09 and 44% in 3Q10.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 39% of our total net revenues during the quarter, compared to 39% in 4Q09 and 38% in 3Q10.

EMS BASIS
●
Our five largest customers together accounted for approximately 65% of our total net revenues in 4Q10, compared to 66% in 4Q09 and 62% in 3Q10.  There were two customers, which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 81% of our total net revenues during the quarter, compared to 83% in 4Q09 and 78% in 3Q10.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., Broadcom Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, Renesas Electronics Corporation, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on June 11, 2010.

January 28, 2011

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	4Q/10	3Q/10	4Q/09
Net Revenues	32,602	34,015	26,293
Revenues by End Application
Communications	50%	48%	45%
Computers	15%	16%	22%
Automotive and Consumer	34%	36%	33%
Others	1%	0%	0%
Revenues by Region
North America	54%	54%	50%
Europe	14%	14%	13%
Taiwan	17%	18%	21%
Japan	9%	9%	10%
Other Asia	6%	5%	6%

IC Packaging Services
Amounts in NT$ Millions	4Q/10	3Q/10	4Q/09
Net Revenues	26,025	27,301	21,131
Revenues by Packaging Type
Advanced substrate & leadframe based	83%	84%	87%
Traditional leadframe based	9%	8%	6%
Module assembly	5%	5%	4%
Others	3%	3%	3%
Capacity
CapEx (US$ Millions)*	72	185	139
Number of Wirebonders	10,903	11,467	9,515

Testing Services
Amounts in NT$ Millions	4Q/10	3Q/10	4Q/09
Net Revenues	5,994	6,017	4,563
Revenues by Testing Type
Final test	84%	85%	83%
Wafer sort	14%	13%	14%
Engineering test	2%	2%	3%
Capacity
CapEx (US$ Millions)*	47	72	32
Number of Testers	2,191	2,060	1,603

EMS Services
Amounts in NT$ Millions	4Q/10	3Q/10	4Q/09
Net Revenues	17,228	17,486	14,970
Revenues by End Application
Electronics Packaging & EMS	19%	20%	26%
Computers & Peripherals	12%	13%	27%
Communications	43%	37%	23%
Network Storage & Servers	8%	10%	8%
Industrial&Automotive Products	18%	20%	16%
Capacity
CapEx (US$ Millions)*	11	8	5
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Actual Basis*
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2010	Sep. 30 2010	Dec. 31 2009	Dec. 31 2010	Dec. 31 2009
Net revenues:
IC Packaging	26,003	27,289	21,131	101,071	67,935
Testing	5,989	6,017	4,563	21,957	15,795
Direct Material	583	697	599	2,656	2,045
EMS	17,226	17,486	-	59,577	-
Others	3,482	-	-	3,482	-
Total net revenues	53,283	51,489	26,293	188,743	85,775

Cost of revenues	(41,381)	(40,384)	(19,611)	(148,264)	(67,444)
Gross profit	11,902	11,105	6,682	40,479	18,331

Operating expenses:
Research and development	(1,665)	(1,668)	(1,081)	(6,194)	(3,612)
Selling, general and administrative	(2,947)	(2,772)	(1,563)	(10,288)	(5,520)
Total operating expenses	(4,612)	(4,440)	(2,644)	(16,482)	(9,132)
Operating income (loss)	7,290	6,665	4,038	23,997	9,199

Net non-operating (expenses) income:
Interest expense - net	(316)	(281)	(256)	(1,171)	(1,334)
Foreign exchange gain (loss)	137	146	35	199	4
Gain (loss) on equity-method investments	(7)	11	135	73	329
Others	(132)	(66)	20	(194)	190
Total non-operating (expenses) income	(318)	(190)	(66)	(1,093)	(811)
Income (loss) before tax	6,972	6,475	3,972	22,904	8,388

Income tax benefit (expense)	(1,777)	(771)	(418)	(3,615)	(1,485)
(Loss) income from continuing operations and before minority interest	5,195	5,704	3,554	19,289	6,903
Minority interest	(233)	(244)	(104)	(859)	(159)

Net income (loss)	4,962	5,460	3,450	18,430	6,744

Per share data:
Earnings (losses) per share
– Basic	NT$0.84	NT$0.92	NT$0.61	NT$3.12	NT$1.19
– Diluted	NT$0.82	NT$0.91	NT$0.60	NT$3.05	NT$1.17

Earnings (losses) per equivalent ADS
– Basic	US$0.137	US$0.144	US$0.094	US$0.494	US$0.180
– Diluted	US$0.134	US$0.142	US$0.093	US$0.484	US$0.178

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,000,987	5,984,317	5,200,502	5,986,216	5,727,876

Exchange rate (NT$ per US$1)	30.51	31.96	32.26	31.55	33.01

* Figures above reflect consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM Basis
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2010	Sep. 30 2010	Dec. 31 2009	Dec. 31 2010	Dec. 31 2009
Net revenues:
IC Packaging	26,025	27,301	21,131	101,119	67,935
Testing	5,994	6,017	4,563	21,962	15,795
Direct Material	583	697	599	2,656	2,045
Total net revenues	32,602	34,015	26,293	125,737	85,775

Cost of revenues	(24,457)	(24,912)	(19,611)	(93,738)	(67,444)
Gross profit	8,145	9,103	6,682	31,999	18,331

Operating expenses:
Research and development	(1,264)	(1,260)	(1,081)	(4,702)	(3,612)
Selling, general and administrative	(1,983)	(1,953)	(1,563)	(7,323)	(5,520)
Total operating expenses	(3,247)	(3,213)	(2,644)	(12,025)	(9,132)
Operating income (loss)	4,898	5,890	4,038	19,974	9,199

Net non-operating (expenses) income:
Interest expense - net	(290)	(279)	(256)	(1,137)	(1,334)
Foreign exchange gain (loss)	6	177	35	120	4
Gain (loss) on equity-method investments	1,269	625	135	2,542	330
Others	(150)	(202)	20	(448)	189
Total non-operating (expenses) income	835	321	(66)	1,077	(811)
Income (loss) before tax	5,733	6,211	3,972	21,051	8,388

Income tax benefit (expense)	(643)	(596)	(418)	(2,159)	(1,485)
(Loss) income from continuing operations and before minority interest	5,090	5,615	3,554	18,892	6,903
Minority interest	(128)	(155)	(104)	(462)	(159)

Net income (loss)	4,962	5,460	3,450	18,430	6,744

Per share data:
Earnings (losses) per share
– Basic	NT$0.84	NT$0.92	NT$0.61	NT$3.12	NT$1.19
– Diluted	NT$0.82	NT$0.91	NT$0.60	NT$3.05	NT$1.17

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,000,987	5,984,317	5,200,502	5,986,216	5,727,876

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2010	Sep. 30 2010	Dec. 31 2009	Dec. 31 2010	Dec. 31 2009
Net revenues:
Total net revenues	17,228	17,486	14,970	63,946	51,517

Cost of revenues	(15,424)	(15,387)	(13,304)	(56,667)	(45,622)
Gross profit	1,804	2,099	1,666	7,279	5,895

Operating expenses:
Research and development	(401)	(407)	(436)	(1,623)	(1,564)
Selling, general and administrative	(753)	(724)	(696)	(2,866)	(2,476)
Total operating expenses	(1,154)	(1,131)	(1,132)	(4,489)	(4,040)
Operating income (loss)	650	968	534	2,790	1,855

Net non-operating (expenses) income:
Total non-operating (expenses) income	153	114	70	338	209
Income (loss) before tax	803	1,082	604	3,128	2,064

Income tax benefit (expense)	(217)	(174)	(87)	(550)	(324)
(Loss) income from continuing operations and before minority interest	586	908	517	2,578	1,740
Minority interest	(2)	(2)	(1)	(8)	(5)

Net income (loss)	584	906	516	2,570	1,735

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

	As of Dec. 31, 2010	As of Sep. 30, 2010

Current assets:
Cash and cash equivalents	24,202	26,278
Financial assets – current	1,608	3,075
Notes and accounts receivable	34,121	36,329
Inventories	24,114	25,220
Others	4,464	5,563
Total current assets	88,509	96,465

Financial assets – non current	2,429	2,328
Properties – net	101,726	102,698
Intangible assets	15,391	16,007
Others	5,099	5,063
Total assets	213,154	222,561

Current liabilities:
Short-term debts – revolving credit	14,738	19,116
Current portion of long-term debts	3,136	3,239
Notes and accounts payable	25,340	24,997
Others	18,134	20,296
Total current liabilities	61,348	67,648

Long-term debts	53,042	58,155
Other liabilities	4,270	4,195
Total liabilities	118,660	129,998

Minority interest	3,345	3,897

Shareholders’ equity	91,149	88,666
Total liabilities & shareholders’ equity	213,154	222,561

Current Ratio	1.44	1.43
Net Debt to Equity	0.48	0.55

* Figures above reflect consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Dec. 31, 2010	As of Sep. 30, 2010

Current assets:
Cash and cash equivalents	11,946	10,490
Financial assets – current	413	402
Notes and accounts receivable	14,120	14,339
Inventories	7,096	7,302
Others	600	546
Total current assets	34,175	33,079

Financial assets – non current	561	529
Properties – net	4,893	4,892
Intangible assets	149	154
Others	935	924
Total assets	40,713	39,578

Current liabilities:
Short-term debts – revolving credit	5,980	5,832
Current portion of long-term debts	243	245
Notes and accounts payable	13,975	13,642
Others	2,360	1,852
Total current liabilities	22,558	21,571

Long-term debts	1,142	1,155
Other liabilities	438	340
Total liabilities	24,138	23,066

Minority interest	39	37

Shareholders’ equity	16,536	16,475
Total liabilities & shareholders’ equity	40,713	39,578